Exhibit 99.12

Disclosure of Transactions in Own Shares

Paris, November 25, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 18 to November 22, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
18/11/2024	376,876	57.863124	21,807,222.66	XPAR
18/11/2024	192,083	57.868563	11,115,567.11	CEUX
18/11/2024	50,484	57.904998	2,923,275.91	TQEX
18/11/2024	36,182	57.902623	2,095,032.69	AQEU
19/11/2024	437,363	57.417377	25,112,236.29	XPAR
19/11/2024	250,075	57.391345	14,352,140.67	CEUX
19/11/2024	34,646	57.388387	1,988,278.07	TQEX
19/11/2024	26,951	57.412156	1,547,315.02	AQEU
20/11/2024	439,145	57.513365	25,256,706.68	XPAR
20/11/2024	243,509	57.527061	14,008,357.16	CEUX
20/11/2024	40,959	57.515697	2,355,785.43	TQEX
20/11/2024	23,964	57.549486	1,379,115.89	AQEU
21/11/2024	411,729	57.253136	23,572,776.39	XPAR
21/11/2024	260,308	57.253044	14,903,425.40	CEUX
21/11/2024	44,000	57.260265	2,519,451.68	TQEX
21/11/2024	35,000	57.265480	2,004,291.79	AQEU
22/11/2024	486,257	56.958169	27,696,308.21	XPAR
22/11/2024	215,602	56.949212	12,278,363.91	CEUX
22/11/2024	28,759	56.956868	1,638,022.58	TQEX
22/11/2024	24,354	56.963757	1,387,295.35	AQEU
Total	3,658,246	57.388423	209,940,968.89

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).